[RUBICON TECHNOLOGY, INC. LETTERHEAD]

November 13, 2007

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Ms. Peggy Fisher

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rubicon Technology, Inc.
Registration Statement on Form S-1
File No. 333-145880

Acceleration Request

Requested Date:	November 15, 2007
Requested Time:	4:00 p.m. Eastern Time

Dear Ms. Fisher:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rubicon Technology, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-145880) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable or at such later time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes David Oakey of McGuireWoods LLP, counsel for the Company, to make such request on our behalf. The Company also requests that the registration statement on Form 8-A filed with the Commission on November 13, 2007 be declared effective concurrently with the above-captioned Registration Statement.

In connection with the acceleration request, the Company hereby acknowledges that:

1.	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the request for the acceleration of effectiveness of the Registration Statement, please contact Dave Oakey at (804) 775-1022 or Rachel Mantz at (312) 849-8233, counsel to the Company. We would appreciate it if you could send the Notice of Effectiveness of the Registration Statement via facsimile to Dave Oakey at (804) 698-2134.

Sincerely, Rubicon Technology, Inc.

/s/ Rubicon Technology, Inc.
Name:	Raja M. Parvez
Title:	President and Chief Executive Officer

cc:	Tom Jones
David Oakey
Scott Glickson
Robert Latta
Robert Suffoletta